Exhibit 12

General Electric Company
Computation of Ratio of Earnings to Fixed Charges
Three months ended March 31, 2016
(Unaudited)

(Dollars in millions)

General Electric Company and consolidated affiliates
Earnings(a)	$231
Plus:
Interest and other financial charges included in expense(b)	2,374
One-third of rental expense(c)	114
Adjusted "earnings"	$2,719

Fixed charges:
Interest and other financial charges included in expense(b)	$2,374
Interest capitalized	(9)
One-third of rental expense(c)	114
Total fixed charges	$2,479

Ratio of earnings to fixed charges	1.10

(a)	Earnings before income taxes, noncontrolling interests, discontinued operations and undistributed earnings of equity investees.
(b)	Included interest on tax deficiencies and interest on discontinued operations.

(c)	Considered to be representative of interest factor in rental expense.